UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 5, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the news release of UBS AG, which appears immediately following this page.

UBS announces changes to Group Executive Board and Corporate Center

Zurich/Basel | 05 Dec 2013, 06:45 | Price Sensitive Information

John Fraser to retire as CEO Global Asset Management business, retaining his position as its Chairman,

Ulrich Koerner to become CEO Global Asset Management,

Tom Naratil to become Group Chief Operating Officer in addition to current position as Group Chief Financial Officer.

Zurich/Basel, 05 December 2013 – UBS today announced a number of changes to its senior leadership team and Corporate Center structure.

John Fraser, who has been Chairman and CEO Global Asset Management since 2001, has decided to retire from his CEO role and as a member of UBS’s Group Executive Board, effective 31 December 2013. This follows a long and distinguished career at UBS and in finance which began in the Australian Treasury and has spanned five decades. His time at UBS began at Swiss Bank Corporation in Australia in 1993. Under his leadership, Global Asset Management has developed from a localized organization into a focused large-scale asset manager with a diversified mix across regions, capabilities and distribution channels. He will assist in the transition and retain his position as Chairman of Global Asset Management.

Ulrich Koerner, currently Group Chief Operating Officer (COO), will become CEO Global Asset Management, effective 1 January 2014 in addition to his role as CEO Europe Middle East and Africa. As Group COO, he has played an instrumental role in a number of key strategic initiatives. These include the realignment of the Corporate Center, the design and set-up of the firm’s Industrialization Program and UBS’s cost reduction efforts which have delivered several billion Swiss francs in efficiencies since 2009.

Tom Naratil, currently Group Chief Financial Officer (CFO), will also become Group Chief Operating Officer, effective 1 January 2014. The COO function will include Group Technology, Group Operations, Corporate Services and the firm’s Industrialization Program. In addition, the Corporate Development function will move to the CFO area. Tom Naratil has transformed UBS’s Finance organization since taking over in 2011 and has successfully driven UBS’s efforts to strengthen its capital, balance sheet and funding positions.

In addition, also effective 1 January 2014, UBS is making several other changes to its Corporate Center organization. Group Human Resources, Communications & Branding and Group Regulatory Relations & Strategic Initiatives (GRR&SI) will report directly to Sergio P. Ermotti, Group Chief Executive Officer. In order to manage UBS’s compliance, conduct and operational risks in a more integrated and effective way, Compliance and Operational Risk Control will be merged to form a new function reporting to Philip Lofts, Group Chief Risk Officer. The new function will continue to work closely with Legal, led by General Counsel Markus Diethelm, given the complementary mandates of both organizations. In addition, UBS’s Group Security Services function will also move to the Group Chief Risk Officer area.

Sergio P. Ermotti, Group Chief Executive Officer commented, “I would like to thank John Fraser for the lasting contribution he has made as a leader, an executive board member and a colleague over the last 20 years. As we enter the next phase of our strategic transformation, I know I can draw on the proven leadership of my colleagues on the Group Executive Board to continue effectively executing on our plans.”

UBS AG

Investor contact
Switzerland:	+41-44-234 41 00

Media contact
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains statements that constitute “forward-looking statements”. While these statements represent UBS’s expectation concerning progress in implementing its strategy, a number of risks, uncertainties and other important factors could cause actual results to differ materially from UBS’s expectations. In addition, these results could depend on other factors that we have previously indicated could affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: December 5, 2013